SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Notice of First Extraordinary General Meeting for 2018.

99.2	Reply Slip for the First Extraordinary General Meeting for 2018.

99.3	Form of Proxy for the First Extraordinary General Meeting for 2018.

99.4	Election of Non-Independent Director of the Ninth Session of the Board and Proposed Amendments to the Articles of Association and its Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 20, 2018	By:	/s/ Shi Wei
	Name:	Shi Wei
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING FOR 2018

NOTICE IS HEREBY GIVEN THAT the first extraordinary general meeting for 2018 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Thursday, 8 November 2018 at 2:00 p.m. for the following purposes:

ORDINARY RESOLUTION

To consider and pass the following ordinary resolution by way of non-cumulative voting:

(1)	The election of Mr. Shi Wei as a non-independent director of the Ninth Session of the board of directors of the Company (the “Board”).

SPECIAL RESOLUTION

To consider and pass the following special resolution by way of non-cumulative voting:

(2)

The approval of amendments to the Articles of Association of the Company (the “Articles of Association”) and the Appendix to the Articles of Association as proposed by the Board, and the authorization to the Chairman of the Board to transact, on behalf of the Company, all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including amendments as requested by the regulatory authorities).

By order of the Board

Sinopec Shanghai Petrochemical Company Limited

Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 21 September 2018

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on 8 October 2018 (Monday) are eligible to attend the EGM. Unregistered holders of H shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on 8 October 2018 (Monday).

2.	Proxy

(1)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorisation document(s) which has/have been notarised must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

2

II.	Registration procedures for attending the EGM

1.

A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his/her proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders who intend to attend the EGM should complete and return the notice of attendance for the EGM to the Company on or before 19 October 2018 (Friday). For details, please refer to the notice of attendance for the EGM.

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of members in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from 9 October 2018 (Tuesday) to 8 November 2018 (Thursday) (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on 8 October 2018 (Monday).

4.	The Secretariat for the EGM is The Secretariat of the Board of the Company and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

3

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the First Extraordinary General Meeting for 2018

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend    the first extraordinary general meeting for 2018 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder number
Address	Telephone number

Signature:	Date:

Notes:

1.

The share registration date for the EGM is on Monday, 8 October 2018. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the EGM.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.

Please attach a copy of your identification document. A shareholder attending the EGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please return this notice of attendance before Friday, 19 October 2018 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If this notice is returned by delivery in person, you can deliver to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48

Jinyi Road,

Jinshan District,

Shanghai, PRC.

or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited,

Suite E, 28/F, Huamin Empire Plaza,

728 West Yan’an Road,

Shanghai, PRC.

(2)	If this notice is returned by mail, you can mail to:

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48

Jinyi Road,

Jinshan District,

Shanghai 200540, PRC.

(3)	If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited at:

(+86) 21 5794 0050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar:

Hong Kong Registrars Limited,

17M Floor, Hopewell Centre,

183 Queen’s Road East,

Wan Chai, Hong Kong.

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Number of shares relevant to this form of proxy(Note 1)	A Share
H Share

Form of Proxy for the First Extraordinary General Meeting for 2018

I/We                                                                                                                                                                                                  of address/identity card number and shareholder number                                                                                                      (Note 2) being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                                           A shares/                                                         H shares (Note 3) of the Company hereby appoint the Chairman of the first extraordinary general meeting for 2018 (the “EGM”)/                                                                                   (Note 4) as my/our proxy to attend the EGM or any adjournment thereof on my/our behalf to be held at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China, on Thursday, 8 November 2018 at 2:00 p.m. to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Ordinary Resolution		For (Note 5)	Against (Note 5)
1	The election of Mr. Shi Wei as a non-independent director of the Ninth Session of the board of directors of the Company (the “Board”).
Special Resolution
2	The approval of amendments to the articles of association of the Company (the “Articles of Association”) and the appendix to the Articles of Association as proposed by the Board, and the authorization to the Chairman of the Board to transact, on behalf of the Company, all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including amendments as requested by the regulatory authorities).

Date 2018	Signature: (Note 6)

Notes:

1.

Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares of the Company registered in your name(s).

2.

For holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS. For holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).
4.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend the EGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the EGM” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the EGM in person.

5.

Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “✓” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your attorney, it must be notarized.

7.

Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM.

Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.

8.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.

In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his/her legal representative. The power of attorney shall state the date of issuance.

Exhibit 99.4

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

ELECTION OF NON-INDEPENDENT DIRECTOR OF

THE NINTH SESSION OF THE BOARD

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF

ASSOCIATION AND ITS APPENDIX

Sinopec Shanghai Petrochemical Company Limited will convene the first extraordinary general meeting for 2018 (the “EGM”) at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China on Thursday, 8 November 2018 at 2:00 p.m.. The relevant notice is set out on pages 8 to 10 of this circular. Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time for holding the EGM (i.e. not later than 2:00 p.m. on Wednesday, 7 November 2018) or any adjournment thereof (as the case may be).

Shareholders who intend to attend the EGM should complete and return the notice of attendance to the Company on or before Friday, 19 October 2018.

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) if you so wish, and in such event, the instrument appointing a proxy shall be deemed to be revoked.

A shareholder or his/her/its proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Note II “Registration procedures for attending the EGM” of the notice of EGM.

21 September 2018

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions shall have the following meanings:

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338), the Shanghai Stock Exchange (stock code: 600688) and the New York Stock Exchange (stock short name: SHI)

“Director(s)”	the director(s) of the Company

“EGM”	the first extraordinary general meeting for 2018 to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Thursday, 8 November 2018 at 2:00 p.m.

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholder(s) of the Company who/which hold H shares of the Company

“Latest Practicable Date”	18 September 2018, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors:	Registered Office:
Wu Haijun	48 Jinyi Road
Jin Qiang	Jinshan District
Guo Xiaojun	Shanghai, PRC
Zhou Meiyun
Jin Wenmin	Principal Place of Business in Hong Kong:

Non-executive Directors:	Room 605, 6/F
Lei Dianwu	Island Place Tower
Mo Zhenglin	510 King’s Road
Hong Kong
Independent non-executive Directors:
Zhang Yimin
Liu Yunhong
Du Weifeng
Li Yuanqin

21 September 2018

To the H Shareholders

Dear Sir or Madam,

ELECTION OF NON-INDEPENDENT DIRECTOR OF

THE NINTH SESSION OF THE BOARD

AND

PROPOSED AMENDMENTS TO THE ARTICLES OF

ASSOCIATION AND ITS APPENDIX

I.	INTRODUCTION

The purpose of this circular is to provide you with details of the resolutions to be proposed for consideration and approval as ordinary and special resolutions, as the case may be, at the EGM and relevant information to enable you to make an informed decision on whether to vote for or against on such resolutions. Such resolutions and details are set out in the letter from the Board.

LETTER FROM THE BOARD

At the EGM, an ordinary resolution will be proposed to approve the election of Mr. Shi Wei as a non-independent Director of the Ninth Session of the Board and a special resolution will be proposed to approve the proposed amendments to the Articles of Association and its appendix.

II.	PROPOSED ELECTION OF MR. SHI WEI AS A NON-INDEPENDENT DIRECTOR OF THE NINTH SESSION OF THE BOARD

Reference is made to the announcement published by the Company dated 19 September 2018 in relation to, amongst others, the nomination of a non-independent Director.

For the biography of Mr. Shi Wei, the candidate proposed for election as a non-independent Director of the Ninth Session of the Board, please refer to the Appendix to this circular.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ITS APPENDIX

Reference is made to the announcement published by the Company dated 19 September 2018 in relation to, amongst others, the proposed amendments to the Articles of Association and its appendix.

In light of the improvement of corporate governance and the operation needs of the Company, the Board proposed to make the following amendments to the Articles of Association of the Company and its appendix. The amendments are set forth as follows:

1. Proposed	Amendments to the Articles of Association

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 22	Article 22

After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.	After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.	The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.	In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

LETTER FROM THE BOARD

Current Provisions in the Articles of Association	Proposed Amendments to the Articles of Association

Article 22 (continued)

The share registration process of the first exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 27 September 2017. The shareholding structure of the Company changed to: 10,814,176,600 ordinary shares, of which 7,319,176,600 domestic shares listed in the PRC, representing 67.68 % and 3,495,000,000 overseas listed foreign shares, representing 32.32%.

The share registration process of the second exercise of the share options under the initial grant of the A share share option incentive scheme was completed on 14 February 2018. The shareholding structure of the Company changed to: 10,823,813,500 ordinary shares, of which 7,328,813,500 domestic shares listed in the PRC, representing 67.71% and 3,495,000,000 overseas listed foreign shares, representing 32.29%.

Article 25	Article 25

The registered capital of the Company shall be RMB10,800,000,000.	The registered capital of the Company shall be RMB10,823,813,500.

LETTER FROM THE BOARD

2.	Proposed Amendments to the Rules of Procedures for Board of Directors’ Meetings (the appendix to the Articles of Association)

Current Provisions in the Rules of Procedures for Board of Directors’ Meetings	Proposed Amendments to the Rules of Procedures for Board of Directors’ Meetings

Article 10	Article 10

The powers and authorities of the Board regarding investments shall be as follows: ......	The powers and authorities of the Board regarding investments shall be as follows: ......

(3) Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5% of the Company’s latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount less than RMB 50,000,000 and delegate the general manager to examine and approve any project less than RMB 5,000,000;	(3) Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5 % of the Company’s latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount not more than 3% of the Company’s latest audited net asset value and delegate the general manager to examine and approve any project with an investment amount not more than 1% of the Company’s latest audited net asset value;

(4) In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 2% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any risk investment project less than RMB 50,000,000 and delegate to the authority general manager to examine and approve any risk investment project less than RMB 5,000,000.	(4) In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 2% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount not more than 1% of the Company’s latest audited net asset value and delegate the general manager to examine and approve any project with an investment amount not more than 0.5% of the Company’s latest audited net asset value.

IV.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

V.	NOTICE OF EGM

The Company will convene the EGM at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 8 November 2018 at 2:00 p.m. The notice of the EGM is set out on pages 8 to 10 of this circular.

Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM (i.e. not later than 2:00 p.m. on Wednesday, 7 November 2018) or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) if you so wish, and in such event, the instrument appointing a proxy shall be deemed to be revoked.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM will be taken by poll except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands. The Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, no Shareholder is required to abstain from voting on any resolution at the EGM.

VI.	RECOMMENDATION

The Directors consider that the resolutions to be proposed at the EGM are fair and reasonable and are in the best interests of the Company and the Shareholders as a whole. The Directors (including the independent non-executive Directors) recommend that the Shareholders to vote in favour of the resolutions to be proposed at the EGM.

Yours faithfully,
For and on behalf of the Board
Sinopec Shanghai Petrochemical Company Limited Wu Haijun
Chairman

APPENDIX	BIOGRAPHY OF MR. SHI WEI, CANDIDATE FOR ELECTION AS NON-INDEPENDENT DIRECTOR OF THE NINTH SESSION OF THE BOARD

Mr. Shi Wei, aged 58, is currently a Deputy Secretary of the Communist Party Committee of the Company. Mr. Shi joined the Shanghai Petrochemical Complex in 1982 and held various positions including Deputy Manager of the Refining and Chemical Division, Manager of the Environmental Department, Secretary of the Communist Party Committee and Manager of the Refining and Chemical Division. From October 2003 to June 2014, Mr. Shi served as a Vice President of the Company. From June 2005 to April 2013, he served as a Director of the Company. From May 2012 to March 2014, he served as a Leader of the preparatory team for the Guizhou Zhijin Coal Chemicals Project. From March 2013 to August 2018, he served as a Vice Chairman of Bijie Zhongcheng Energy Company Limited. From March 2014 to August 2018, he served as a Director, President and Secretary of the Communist Party Committee of Sinopec Great Wall Energy & Chemical (Guizhou) Co., Ltd. In August 2018, he was appointed as a Deputy Secretary of the Communist Party Committee of the Company. On 19 September 2018, Mr. Shi was appointed as the President of the Company. In 1982, Mr. Shi graduated from East China University of Science and Technology majoring in oil refining engineering and obtained a bachelor’s degree in engineering. Mr. Shi completed the post-graduate studies in Business Management at East China University of Science and Technology in 1998. Mr. Shi is a senior engineer by professional title.

Save as disclosed above, Mr. Shi (i) does not and did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any Director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and (iii) does not have any interests in the shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong). Mr. Shi has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has he been sanctioned by any stock exchange.

If the ordinary resolution in respect of the election of Mr. Shi as a non-independent Director is approved at the EGM, Mr. Shi will enter into a director’s service contract with the Company on or around the date of the EGM. The term of office will begin on the date of passing of the ordinary resolution at the EGM and expire in June 2020. The remuneration of Mr. Shi will be determined in accordance with the “Remuneration System for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by Mr. Shi in the relevant annual reports. Mr. Shi’s remuneration will not be covered in the director’s service contract.

Save as disclosed above, the Company is not aware of any information in respect of Mr. Shi that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor is the Company aware of any matters that need to be brought to the attention of the Shareholders

NOTICE OF EGM

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF FIRST EXTRAORDINARY GENERAL MEETING FOR 2018

NOTICE IS HEREBY GIVEN THAT the first extraordinary general meeting for 2018 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Thursday, 8 November 2018 at 2:00 p.m. for the following purposes:

ORDINARY RESOLUTION

To consider and pass the following ordinary resolution by way of non-cumulative voting:

(1)	The election of Mr. Shi Wei as a non-independent director of the Ninth Session of the board of directors of the Company (the “Board”).

SPECIAL RESOLUTION

To consider and pass the following special resolution by way of non-cumulative voting:

(2)

The approval of amendments to the Articles of Association of the Company (the “Articles of Association”) and the Appendix to the Articles of Association as proposed by the Board, and the authorization to the Chairman of the Board to transact, on behalf of the Company, all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including amendments as requested by the regulatory authorities).

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 21 September 2018

NOTICE OF EGM

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on 8 October 2018 (Monday) are eligible to attend the EGM. Unregistered holders of H shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on 8 October 2018 (Monday).

2.	Proxy

(1)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorisation document(s) which has/have been notarised must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the EGM

1.

A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his/her proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders who intend to attend the EGM should complete and return the notice of attendance for the EGM to the Company on or before 19 October 2018 (Friday). For details, please refer to the notice of attendance for the EGM.

NOTICE OF EGM

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of members in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from 9 October 2018 (Tuesday) to 8 November 2018 (Thursday) (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on 8 October 2018 (Monday).

4.	The Secretariat for the EGM is The Secretariat of the Board of the Company and the contact details are as follows: No.

48 Jinyi Road, Jinshan District Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050